MERUS LABS INTERNATIONAL INC.

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS
to be held on July 10, 2017

            NOTICE IS HEREBY GIVEN that a special meeting (the “Meeting”) of the holders (“Shareholders”) of common shares (the “Shares”) of Merus Labs International Inc. (the “Company”) will be held at the offices of Torys LLP, 79 Wellington St. West, 33rd Floor, TD South Tower, M5K 1N2, Toronto, Ontario, Canada, on July 10, 2017 at 10:00 a.m. (Toronto time) for the following purposes:

1.

to consider, pursuant to an interim order of the Supreme Court of British Columbia dated June 1, 2017 as same may be amended (the “Interim Order”), and, if thought advisable to pass, with or without variation, a special resolution (the “Arrangement Resolution”) to approve a proposed plan of arrangement involving the Company and Norgine B.V., under Division 5 of Part 9 of the Business Corporations Act (British Columbia) (the “BCBCA”) (the “Arrangement”). The full text of the Arrangement Resolution is set forth in Appendix B to the accompanying management information circular (the “Information Circular”); and

2.	to transact such other business as may properly come before the Meeting or any postponement or adjournment thereof.

            Specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular which accompanies and is deemed to form part of this Notice of Special Meeting.

            Shareholders are entitled to vote at the Meeting either in person or by proxy with each Share entitling the holder thereof to one vote at the Meeting. The Board of Directors of the Company (the “Board”) has fixed June 1, 2017 (the “Record Date”), as the record date for determining Shareholders who are entitled to receive notice of, and vote at, the Meeting. Only Shareholders whose names have been entered in the register of the Company as at the close of business on the Record Date will be entitled to receive notice of, and vote at, the Meeting.

            If you are a registered holder of Shares (a “Registered Shareholder”), to ensure that your vote is recorded, please return the enclosed form of proxy in the envelope provided for that purpose, properly completed and duly signed, to the Company’s transfer agent, Computershare Trust Company of Canada (“Computershare” or the “Transfer Agent”), at 100 University Ave., 8th Floor, Toronto, Ontario M5J 2Y1, in accordance with the instructions included on the form of proxy, prior to 10:00 a.m. (Toronto time) on July 6, 2017 (or no later than 48 hours, excluding Saturdays, Sundays and holidays, before any reconvened meeting if the Meeting is adjourned or postponed), whether or not you plan to attend the Meeting. Notwithstanding the foregoing, the Chairman of the Meeting has the discretion to accept proxies received after such deadline. The time limit for the deposit of proxies may also be waived or extended by the Chairman of the Meeting at his discretion, without notice.

            If you hold your Shares through a broker, investment dealer, bank, trust company or other intermediary (in which case you are a “Beneficial Shareholder”), you should follow the instructions provided by your intermediary to ensure your vote is counted at the Meeting and you should arrange for your intermediary to complete the necessary transmittal documents to ensure that you receive payment for your securities if the Arrangement is completed.

            The voting rights attached to the Shares represented by a proxy in the enclosed form of proxy will be voted in accordance with the instructions indicated thereon. If no instructions are given, the voting rights attached to such Shares will be voted FOR the Arrangement Resolution.

            A Registered Shareholder who has given a proxy may revoke such proxy by: (a) completing and signing a proxy bearing a later date and depositing it with the Transfer Agent in accordance with the instructions set out above; or (b) depositing an instrument in writing executed by the Registered Shareholder or by the Registered Shareholder’s personal representative authorized in writing (i) at the office of the Transfer Agent no later than 10:00 a.m. (Toronto time) on July 7, 2017 or in the event that the Meeting is adjourned or postponed, no later than 24 hours, excluding Saturdays, Sundays, and holidays, before any reconvened Meeting, (ii) with the scrutineers of the Meeting, addressed to the attention of the Chairman of the Meeting, prior to the commencement of the Meeting on the day of the Meeting, or where the Meeting has been adjourned or postponed, prior to the commencement of the reconvened or postponed Meeting on the day of such reconvened or postponed Meeting, or (iii) in any other manner permitted by law.

            A Beneficial Shareholder who has given voting instructions to a broker, investment dealer, bank, trust company or other intermediary may revoke such voting instructions by following the instructions of such broker, investment dealer, bank, trust company or other intermediary. However, a broker, investment dealer, bank, trust company or other intermediary may be unable to take any action on the revocation if such revocation is not provided sufficiently in advance of the Meeting or any adjournment or postponement thereof.

            Pursuant to the Interim Order, Registered Shareholders have the right to dissent in respect of the Arrangement and to be paid an amount equal to the fair value of their Shares. This dissent right, and the procedures for its exercise, are described in the Information Circular under “Dissenting Shareholders’ Rights”. Failure to comply strictly with the dissent procedures described in this Information Circular will result in the loss or unavailability of any right to dissent.

            If you have any questions or need assistance in your consideration of the Arrangement or with the completion and delivery of your proxy, please contact the Company’s proxy solicitation agent, Laurel Hill Advisory Group, by telephone at 1-(877)-452-7184 (toll free in North America) or 1-(416)-304-0211 (collect outside North America) or by email at assistance@laurelhill.com. If you have any questions about depositing your Shares to the Arrangement including with respect to completing the applicable letter of transmittal, please contact Computershare, who is acting as depositary under the Arrangement, by telephone at 1-(800)-564-6253 (toll free in North America) or 1-514-982-7555 (outside North America), by facsimile at 1-(905) 771-4092 or by email at corporateactions@computershare.com.

            Dated at Toronto, Ontario this 1st day of June, 2017

BY ORDER OF THE BOARD OF MERUS LABS
INTERNATIONAL INC.

By:	(Signed) “Barry Fishman”
Name:	Barry Fishman
Title:	Chief Executive Officer